--------------------------------                  ------------------------------
            FORM 4                                         OMB APPROVAL
--------------------------------                  ------------------------------
|_|  Check this box if no                         OMB Number: 3235-0287
     longer subject to Section                    Expires: January 31, 2005
     16. Form 4 or Form 5                         Estimated average burden
     obligations may continue.                    hours per response ....... 0.5
     See Instruction 1(b).                        ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Hernandez                           Bruce
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

c/o Waller-Sutton Management Group, Inc.,
Five Tower Bridge
300 Barr Harbor Dr., Suite 720
--------------------------------------------------------------------------------
                                    (Street)

West Conshohocken                      PA                   19428
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Choice One Communications, Inc. (CWON)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

February 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
              (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

________________________________________________________________________________

7.   Individual or Joint/Group Reporting (check applicable line)

     |X|  Form Filed by One Reporting Person

     |_|  Form Filed by More than One Reporting Person

================================================================================
                                   TABLE I --
     Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
================================================================================

                                                                                   5. Amount
                                                                                   of Securities
                                   3. Transaction  4. Securities Acquired          Beneficially       6. Ownership     7. Nature
                                      Code            (A) or Disposed of (D)       Owned at End       Form: Direct     of Indirect
1. Title of     2. Transaction        (Instr. 8)      (Instr. 3, 4 and 5)          of Issuer's        (D) or           Beneficial
   Security        Date            -------------------------------------------     Fiscal Year        Indirect (I)     Ownership
   (Instr. 3)      (Month/Day/Year)   Code     V      Amount  (A)or(D)  Price     (Instr. 3 and 4)    (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the Form is filed by more than one Reporting Person, see Instruction
   4(b)(v).


SEC 1474 (7-96)

 TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                           5. Number
                                              of Deriv-
                                              ative     6. Date     7. Title and
                                              Securities   Exer-       Amount of
                                              Acquired     cisable     Under-                  9. Number   10. Owner-
                                 4. Trans-    (A) or       and Ex-     lying                      of Deriv-    ship
                                    action    Disposed     piration    Secur-                     ative        Form of
                                    Code      of (D)       Date        ities                      Secur-       Deriv-   11. Nature
                                    (Instr.   (Instr.      (Month/     (Instr.                    ities        ative        of
1. Title   2. Conver-               8)        3, 4, 5)     Day/Year)   3 and 4)                   Benefi-      Security:    Indirect
   of         sion or  3. Trans- -------------------------------------------------- 8. Price of   cially       Direct       Bene-
   Deriv-     Exercise    action                                             Amount    Deriv-     Owned at     (D) or       ficial
   ative      Price of    Date                          Date   Ex-             or      ative      End of       Indirect     Owner-
   Security   Deriv-      (Month/                       Exer-  pir-          Number    Security   Year         (I)          ship
   (Instr.    ative       Day/                          cis-   ation           of      (Instr.    (Instr.      (Instr.      (Instr.
   3)         Security    Year)  Code   V     (A) (D)   able   Date   Title  Shares    5)         4)           4)           4)
------------------------------------------------------------------------------------------------------------------------------------

Director   $2.40       2/1/02   A      V    5,000(1)  2/1/02(2) 2/1/12 Common  5,000             20,000(3)   D(3)
Stock                                                                  Stock
Option
(Right to
Buy)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Options to purchase shares of Issuer's common stock granted under its 1999 Director Stock Option Plan

(2) These shares vest over a four year period such that 25% of the grant may vest upon each year anniversary of the grant

(3)  See attached.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number


/s/ Bruce Hernandez                       February 26, 2002
--------------------------------          -----------------------
Bruce Hernandez                           Date

SEC 1474 (7-96)

Reporting Person: Hernandez, Bruce
Issuer Name: Choice One Communications, Inc. (CWON)

Statement for: February 2002

(3) Reporting Person disclaims beneficial ownership of all of the securities reported. Reporting Person was initially appointed as a director pursuant to Waller-Sutton Media Partners, L.P.'s ("Waller-Sutton") right to nominate a director to the Issuer. Reporting Person has agreed to hold for the benefit of or cause to be issued directly to, or to be assigned to, Waller-Sutton any securities which he might otherwise be entitled to receive from a portfolio company in which Waller-Sutton invests. The Issuer is a portfolio company in which Waller-Sutton has invested. Accordingly Waller-Sutton is the beneficial owner of the securities reported.